EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED DIVIDENDS

(Dollars in Millions)

(Unaudited)

Six Months Ended June 30, 2008
Earnings:
Income before income taxes	$1,431.6

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	64.1
Portion of rents representative of interest factor	26.2
Less:
Gain on equity investments	(2.0)

Income as adjusted	$1,519.9

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	64.1
Portion of rents representative of interest factor	26.2
Capitalized interest	3.4

Total fixed charges	$93.7

Preferred Dividends:
Dividends on Preference Stock	$17.5

Ratio of earnings to fixed charges	16.2

Ratio of earnings to fixed charges and preferred dividends	13.7